Amendment No. 5 to the Third Amended and Restated
Administration Agreement

This Amendment No. 5, dated May 1, 2019 (the “Effective Date”) to the Third Amended and Restated Administration Agreement (this “Amendment”), by and between Segall Bryant & Hamill Trust, a Massachusetts business trust (the “Trust”) and Segall Bryant & Hamill, LLC (“SBH”).

WHEREAS, the Trust and SBH entered into a Third Amended and Restated Administration Agreement dated May 1, 2012, as amended (the “Agreement”); and

WHEREAS, on May 1, 2019 the Trust and SBH wish to amend the Agreement to revise the Fees: Expenses section for all the series of the Trust.

NOW THEREFORE,

1.	The Parties agree to delete the first full paragraph of Section 3. (a) Fees; Expenses in its entirety and replace it with the paragraph attached hereto;

2.	The Parties agree to delete Section 3. (b) Fees; Expenses in its entirety;

3.	Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the Effective Date.

SEGALL BRYANT & HAMILL TRUST		SEGALL BRYANT & HAMILL, LLC

By:		By:
Name:	Jasper R. Frontz	Name:	Philip L. Hildebrandt
Title:	Treasurer and Chief Compliance Officer	Title:	Chief Executive Officer

3.	Fees; Expenses

(a)	In consideration of services rendered pursuant to this Agreement, the Trust will pay Segall Bryant & Hamill a fee, computed daily and payable monthly, at the annual rate of 0.01% of the Trust’s average aggregate daily net assets, allocated proportionately to each Fund based on such Fund’s average daily net assets divided by the Trust’s average aggregate daily net assets. Net asset value shall be computed in accordance with the Funds’ Prospectus and resolutions of the Trust’s Board of Trustees. The fee for the period from the day of the month this Agreement is entered into until the end of that month shall be prorated according to the proportion which such period bears to the full monthly period. Upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be pro-rated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement. Such fee as is attributable to each Fund shall be a separate charge to such Fund and shall be the several (and not joint or joint and several) obligation of each such Fund.